Exhibit 21.1

STABILIS SOLUTIONS, INC. SUBSIDIARY LIST

The following is a list of certain subsidiaries (greater than 50% owned) of the registrant and their respective states of incorporation.

Name of Subsidiary	Jurisdiction of Incorporation
Diversenergy, LLC	Delaware
Diversenergy Mexico S.A.P.I. de C.V.	Mexico
Lisbon LNG LLC	Washington
M&I Electric Brazil Sistemas e Servicios em Energia LTDA	Brazil
M&I Electric Industries, Inc.	Texas
Mile High LNG LLC	Delaware
PEG Partners, LLC	Delaware
Stabilis GDS, Inc.	Delaware
Prometheus Energy Canada Inc.	Canada
Prometheus Technologies, LLC	Washington
South Coast Electric Systems LLC	Delaware
Stabilis Energy, LLC	Texas
Stabilis Energy Mexico 1, LLC	Texas
Stabilis Energy Mexico 2, LLC	Texas
Stabilis Energy Services LLC	Texas
Stabilis FHR Oilfield LNG LLC	Delaware
Stabilis LNG Eagle Ford LLC	Delaware
Stabilis Oilfield Investment Company LLC	Delaware
Energia Superior Gas Natural LLC (50%)	Texas
Planta GN Monterrey 1, S.A.P.I. de CV (50.5%)	Mexico